SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                      For the Year Ended December 31, 1999
                         Commission File Number: 1-8147


                               MEDIQ Incorporated
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                                              51-0219413
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

One MEDIQ Plaza, Pennsauken, New Jersey                              08110
---------------------------------------                            ---------
(Address of principal executive offices)                           (Zip Code)

       Registrant's telephone number, including area code: (856) 662-3200

                          Annual Report for Year Ended
                                December 31, 1999




                   MEDIQ Incorporated Employees' Savings Plan
                   ------------------------------------------
                            (Full Title of the Plan)

                  One MEDIQ Plaza, Pennsauken, New Jersey 08110
                  ---------------------------------------------
                              (Address of the Plan)

        MEDIQ Incorporated, One MEDIQ Plaza, Pennsauken, New Jersey 08110
        -----------------------------------------------------------------
               (Issuer and address of principal executive office)

                          Independent Auditors' Report

To the Trustees of
MEDIQ Incorporated Employees' Savings Plan
Pennsauken, New Jersey

We have audited the accompanying statements of assets available for benefits of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years ended December 31, 1999 and 1998, and the three months ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in assets available for benefits for the years ended December 31, 1999 and 1998, and the three months ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 16, 2000

                   MEDIQ Incorporated Employees Savings Plan
                   Statement of Assets Available for Benefits


                                                           December 31,
                                                 -------------------------------
                                                    1999                1998
                                                 -----------         -----------
ASSETS:
   Investments                                   $26,216,000         $18,754,000


   Receivables:
     Employer contributions                           14,000              13,000
     Participant contributions                        72,000              60,000
     Participant loans                               606,000             427,000
     Due from HTD plan                                14,000                   0
                                                 -----------         -----------

              Total receivables                      706,000             500,000
                                                 -----------         -----------

ASSETS AVAILABLE FOR BENEFITS                    $26,922,000         $19,254,000
                                                 ===========         ===========



               See accompanying notes to the financial statements

                    MEDIQ Incorporated Employees Savings Plan
              Statement of Changes in Assets Available for Benefits


                                                                   Year Ended
                                                                December 31,1999
                                                                ----------------

ADDITIONS:
       Investment income:
           Net appreciation in fair value
            of investments (see Note  D)                           $ 2,083,000
           Interest                                                    160,000
                                                                   -----------

                                                                     2,243,000
                                                                   -----------

       Contributions:
           Participant                                               2,224,000
           Employer                                                    320,000
                                                                   -----------
                                                                     2,544,000
                                                                   -----------
       Other:
           HRA plan merger                                             269,000
           HTD plan merger                                           5,205,000
                                                                   -----------
                                                                     5,474,000
                                                                   -----------

           Total additions                                          10,261,000
                                                                   -----------

DEDUCTIONS:
           Benefits paid to participants                             2,592,000
           Other Deductions                                              1,000
                                                                   -----------

           Total deductions                                          2,593,000
                                                                   -----------

           Net increase                                              7,668,000

ASSETS AVAILABLE FOR BENEFIT:
       Beginning of year                                            19,254,000
                                                                   -----------
       End of year                                                 $26,922,000
                                                                   ===========


               See accompanying notes to the financial statements

                    MEDIQ Incorporated Employees Savings Plan
              Statement of Changes in Assets Available for Benefits


                                                                   Year Ended
                                                                December 31,1998
                                                                ----------------

ADDITIONS:
        Investment income:
           Net appreciation in fair value
             of investments (see Note  D)                          $ 2,274,000
           Interest                                                    154,000
                                                                   -----------

                                                                     2,428,000
                                                                   -----------

        Contributions:
             Participant                                             2,058,000
             Employer                                                  293,000
                                                                   -----------
                                                                     2,351,000
                                                                   -----------

                   Total additions                                   4,779,000
                                                                   -----------

DEDUCTIONS:
            Benefits paid to participants                            3,062,000
                                                                   -----------

            Net increase                                             1,717,000

ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                          17,537,000
                                                                   -----------
         End of year                                               $19,254,000
                                                                   ===========

               See accompanying notes to the financial statements

                    MEDIQ Incorporated Employees Savings Plan
              Statement of Changes in Assets Available for Benefits


                                                              Three Months Ended
                                                               December 31,1997
                                                              ------------------
ADDITIONS:
         Investment income:
         Net appreciation in fair value
           of investments (see Note  D)                           $ 1,288,000
         Interest                                                      22,000
                                                                  -----------

                                                                    1,310,000
                                                                  -----------

     Contributions:
         Participant                                                  386,000
         Employer                                                      60,000
                                                                  -----------
                                                                      446,000
                                                                  -----------

         Total additions                                            1,756,000
                                                                  -----------

DEDUCTIONS:
         Benefits paid to participants                                429,000
                                                                  -----------

          Net increase                                              1,327,000

ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                         16,210,000
                                                                  -----------
         End of year                                              $17,537,000
                                                                  ===========

               See accompanying notes to the financial statements

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999
                          YEAR ENDED DECEMBER 31, 1998
                      THREE MONTHS ENDED DECEMBER 31, 1997


A.   Significant Accounting Policies

     The financial statements of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") are presented on the accrual basis of accounting. Investments are stated at their fair value. Fair value of investments is based on quoted market prices as of the last trading day of the Plan year. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable. Benefit payments are recorded when paid. Brokerage commissions and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. All other costs and expenses of the Plan are paid for by MEDIQ Incorporated ("MEDIQ" or the "Company"). Should the Company elect not to pay administrative expenses, such expenses will be paid by the Plan.

     The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires Plan management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements, as well as the reported amounts of changes in net assets available for benefits during the period.

B.   Plan Description

     The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan documents for a complete description of the Plan. The original effective date of the Plan was October 1, 1983. The Plan was amended in its entirety effective as of April 1, 1999. Effective April 1, 1999, employees are eligible to join the Plan beginning on their hire date. Participants may contribute to the Plan from 1% to 18% of their salaries to be invested, as they choose, in the various funds described in Note C. If the participant is deemed a highly compensated employee, the Plan limits the contribution to 6%.

     The Plan provides that the Company shall make a matching contribution equal to $.50 for each $1.00 contributed by a participant, subject to certain limitations. The Company's matching contribution is made in cash and is invested according to each participant's pre-tax contribution allocation.

     A participant's accrued benefit is at all times fully vested and nonforfeitable.

     Distributions from the funds, with the exception of the stock fund, are made in cash. Distributions from the stock fund are in the form of the securities held or cash.

C.   Investment Options

     Participant contributions are invested in accordance with the written directions of the participant in one or more of the following funds:

     1. Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

     2. Vanguard Windsor Fund: Seeks to provide long-term growth of capital and income by investing in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation to such factors as past earnings, potential growth, and dividend payments.

     3. Vanguard Wellington Fund: Seeks to provide income and a long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     4. Vanguard GNMA Fund: Seeks to provide a high and sustainable level of interest income by investing in a broad range of mortgage-backed securities issued by the Government National Mortgage Association ("GNMA"), an agency of the U.S. government.

     5. Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of the U.S. Stock Market performance.

     6. Vanguard Growth Index Fund: Seeks to provide long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's/BARRA Growth Index in approximately the same proportions as those stocks represent in the index.

     7. Vanguard U.S. Growth Index Fund: Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with exceptional growth and above-average prospects for future growth.

     8. Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high quality seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     9. MEDIQ Series A Preferred Stock Fund: The assets of the stock fund, including earnings thereon, are invested in the Company's Series A preferred stock. The shares are a result of the company merger that was completed May 29, 1998. No additional shares will be purchased by the Plan. A brokerage firm in the normal course of business, sells such stock to meet distribution requirements of the Plan. Also included in the stock fund is a small portion invested in short term reserves to help accommodate daily transactions.

Pursuant to the Plan, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made to participants under the Plan.

D.   Investments

     As of December 31, 1999 and December 31, 1998 the Vanguard Prime Money Market Fund, Vanguard GNMA Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Growth Index Fund and the Vanguard U.S. Growth Fund, individually represent 5% or more of net assets available for benefits.

                                                        December 31,
                                                        ------------
                                               1999                      1998
                                               ----                      ----
     Prime Money Market Fund                $8,220,000                $2,836,000
     GNMA Fund                               1,044,000                 1,029,000
     Wellington Fund                         3,811,000                 4,036,000
     Windsor Fund                            6,641,000                 7,117,000
     500 Index Fund                          2,744,000                 1,938,000
     Growth Index Fund                       1,645,000                   496,000
     U.S. Growth Fund:                       1,544,000                   880,000

     The Vanguard Prime Money Market Fund is comprised of 8,219,748 shares with a fair value of $1.00 per share at December 31, 1999 and 2,835,997 shares at $1.00 per share at December 31, 1998.

     The Vanguard GNMA Fund is comprised of 105,930 shares with a fair value of $9.86 per share at December 31, 1999 and 98,454 shares at $10.45 per share at December 31, 1998.

     The Vanguard Wellington Fund is comprised of 136,286 shares with a fair value of $27.96 per share at December 31,1999 and 137,518 shares with a fair value of $29.35 per share at December 31, 1998.

     The Vanguard Windsor Fund is comprised of 437,788 shares with a fair value of $15.17 per share at December 31, 1999 and 457,081 shares with a fair value of $15.57 per share at December 31, 1998.

     The Vanguard 500 Index Fund is comprised of 20,273 shares with a fair value of $135.33 per share at December 31, 1999 and 17,006 shares at $113.95 per share at December 31, 1998.

     The Vanguard Growth Index Fund is comprised of 41,724 shares with a fair value of $39.43 per share at December 31, 1999 and 15,668 shares at $31.68 per share at December 31, 1998.

     The Vanguard U.S. Growth Fund is comprised of 35,473 shares with a fair value of $43.53 per share at December 31, 1999 and 23,464 shares at $37.49 per share at December 31, 1998.

     Investment income is accrued as earned. The net appreciation or depreciation in fair value of investments represents the change in the fair value during the periods as a result of reinvested dividends or appreciation or depreciation in the underlying securities in the various funds except to the extent of gains or losses realized on investments sold during the year.
                                       10

     During the years ended December 31, 1999 and December 31, 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                           December, 31
                                           ------------
                                  1999                        1998
                                  ----                        ----

     Mutual funds              $2,154,000                 $    697,000
     Common Stocks                (71,000)                   1,577,000
                               ----------                 ------------

                               $2,083,000                 $  2,274,000
                               ----------                 ------------

E.   Loans

     A participant may be granted a loan at the discretion of the Plan Administrator in accordance with the Plan document and current IRS regulations. Loans shall be repaid in equal installments of principal and interest over a period and at rates designated by the Plan.

F.   Withdrawals

     The Plan allows three types of withdrawals: age 59 1/2, rollover and hardship. In order to obtain a hardship withdrawal, a participant must exhaust the possibility of all other distributions (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, a participant is suspended from making contributions to the Plan for one year.

G.   Administration of the Plan

     The Plan is administered by MEDIQ. The Company has fiduciary responsibility for the general operations of the Plan and may interpret provisions of the Plan. The Company does not have any responsibilities with respect to the investment of Plan assets.

     The Plan's trustees are appointed by the Board of Directors of the Company for the current year and may resign or be removed at any time. The Company indemnifies such trustees to the extent determined by its Board of Directors. Effective January 1, 1997 the Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as Trustee for the Plan.

     Under the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), each of the above individuals is a "party-in-interest".

     Although the Company expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, the net assets of the Plan would be allocated as required by ERISA, as amended.

H.   Federal Tax Considerations

     The Plan Administrator received a determination letter dated February 22, 1996 from the Internal Revenue Service ("IRS") that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has since been amended April 1, 1999 and the Company is in the process of filing with the IRS a request for a new determination letter. The Plan Administrator believes that the Plan is in compliance with the applicable requirements of the Code, and that the Plan's related trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. As a result, employer matching contributions and employee contributions, as well as earnings on all Plan assets, are generally not subject to federal income tax until distributed from the Plan.

     The Plan has not yet completed the nondiscrimination requirements of
     Section 401(k) and 401(m) of the Code for the year ended December 31, 1999. The Plan has met the nondiscrimination requirements of Section 401(k) and 401(m) of the Code for the year ended December 31, 1998.

I.   Acquisitions

     On June 15, 1999 the Company purchased all of the issued and outstanding common stock of HTD and certain of its subsidiaries. MEDIQ successfully merged the assets of the HTD 401(k) Profit Sharing Plan into the MEDIQ Employees' Savings Plan on December 1, 1999. Two Hundred Eighty Seven participants with assets of $5,205,000 was transferred to the trustee. Participants who were retained by MEDIQ were eligible to enroll in the Plan effective July 1, 1999. Participants who no longer were employed by MEDIQ were given the option to receive a distribution from the Plan.

     On February 2, 1999 the Company purchased all of the issued and outstanding common stock of Hospital Rental of America (HRA). MEDIQ successfully merged the assets of the Hospital Rental of America, Inc. 401(k) Profit Sharing Plan into the MEDIQ Employees' Savings Plan on August 31, 1999. Twenty four participants with assets of $269,000 was transferred to the trustee. Those participants who were retained by MEDIQ were eligible to enroll in the Plan effective April 1, 1999. Participants who were no longer employed by MEDIQ were given the option to receive a distribution from the Plan.

     On May 29, 1998 the Company purchased specified assets and rights from CH Industries, Inc. MEDIQ retained 161 employees from CH Industries. These employees were treated as new hires with the Company and were subject to the one-year wait for eligibility. The employees were eligible to rollover their 401k funds on an individual basis. Nineteen former CH Industries employees elected to rollover $307,806 into the Plan during the plan year.

     On June 26, 1998 the Company acquired certain assets of National Patient Care Systems, Inc. ("NPC"). MEDIQ retained 38 employees from NPC. These employees were treated as new hires with the Company and were subject to the one-year wait for eligibility. The employees were eligible to rollover their 401k funds on an individual basis. Sixteen former NPC employees elected to rollover $216,616 into the Plan during the plan year.

J.   Change In Plan Year

     On September 30, 1997 the Board of Directors of MEDIQ approved the change of the Plan Trust Year from fiscal year, September 30th, to calendar year, December 31st effective October 1, 1997.

K.   Ownership Change

     On May 29, 1998, the Company announced that, pursuant to the terms of a definitive agreement and plan of merger (the "Merger Agreement"), MQ Acquisition Corporation ("Acquirer"), a Delaware corporation formed by Bruckmann, Rosser, Sherrill & Co., L.P., has entered into a transaction with the Company whereby Acquirer merged with and into the Company (the "Merger"), with the Company being the Surviving Corporation in the Merger (the "Surviving Corporation"). In the Merger, holders of the Company's outstanding Common Stock and Preferred Stock are entitled to receive, in exchange for each outstanding share of Common Stock or Preferred Stock, $13.75 in cash, without interest, and 0.075 of a share of a newly created Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share (the "13% Senior Preferred Stock") of the Surviving Corporation. The 13% Senior Preferred Stock has a liquidation preference of $10.00 per share.

L.   Adoption of New Accounting Standard

     The Plan has elected early adoption of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", "(SOP 99-3)" as of December 31, 1999. SOP 99-3, among other things, eliminates the requirement to present "by fund" information for participant directed investments. As a result, such "by fund" information for years ended December 31, 1998 and the three months ended December 31, 1997 has been eliminated.

MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                                                   Current
Fund              Identity of Issue                                             Shares           Cost(1)            Value
----              -----------------                                             ------           -------           -------
Savings           Vanguard Money Market Fund                                  8,219,748        $ 8,219,748       $  8,219,748

Equity            Vanguard Windsor Fund                                         437,788          7,397,284          6,641,245
                  Vanguard U.S. Growth Fund                                      35,473          1,299,561          1,544,153

Balanced          Vanguard Wellington Fund                                      136,286          3,932,725          3,810,543

Fixed Income      Vanguard GNMA Fund                                            105,930          1,096,501          1,044,466

Index             Vanguard 500 Index Fund                                        20,273          2,211,727          2,743,592
                  Vanguard Index Growth Fund                                     41,724          1,365,604          1,645,193

International     Vanguard International Growth Fund                             23,296            457,346            523,917

Stock             MEDIQ Series A Preferred Fund *                                29,019            285,125             43,529

Loan              Participant Loans (bearing interest at 7.75%-12.5%,
                     maturity ranging from 1 year to 30 years)                                     605,664            605,664
                                                                                               -----------       ------------

TOTAL INVESTMENTS                                                                              $26,871,285       $ 26,822,051
                                                                                               ===========       ============


(1) The cost basis for the Windsor Fund, Wellington Fund, and GNMA Fund were restated based on the market value as of January 1, 1997. The Company appointed Vanguard Fiduciary Trust Company as trustee and recordkeeper effective January 1, 1997. This change also allowed the Company to provide daily valuation to participants. Due to this conversion, the funds of the Windsor, Wellington, and GNMA funds were transferred to participants' individual accounts.

*Indicates party-in-interest to the Plan.

                   MEDIQ INCORPORATED EMPLOYEE'S SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Individual Transactions involving an amount in excess of 5% of beginning plan asset value:


Identity of                                  Cost of           Number of           Proceeds        Net Gain
Party Involved    Identity of Issue           Assets            Shares            from Sales        (Loss)
--------------    -----------------          -------           ---------          ----------       --------
Vanguard          Money Market Fund        $4,210,176          4,210,176

                   MEDIQ INCORPORATED EMPLOYEE'S SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31,1999
--------------------------------------------------------------------------------

Series of Transactions involving an amount in excess of 5% of beginning plan asset value:


 Identity of                                         Cost of           Number of        Proceeds         Number         Net Gain
Party Involved             Identity of Issue         Assets            Purchases       from Sales       of Sales         (Loss)
--------------             -----------------         -------           ---------       ----------       --------        --------

Vanguard                   Wellington Fund        $    939,390                         $  978,353          106          $ 38,963

Vanguard                   Windsor Fund           $  2,146,824                         $2,138,861          110          $ (7,963)

Vanguard                   Windsor Fund           $  1,703,332             73

Vanguard                   Money Market Fund      $  5,949,206                         $5,949,206          104          $      0

Vanguard                   Money Market Fund      $ 11,332,935            199

Vanguard                   500 Index Fund         $  1,167,885                         $1,257,615           87          $ 89,730

Vanguard                   500 Index Fund         $  1,678,062            117

Vanguard                   Growth Index Fund      $  5,621,824            115

Vanguard                   Growth Index Fund      $  4,693,178                         $4,799,528           53          $106,351

                                   SIGNATURES


The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MEDIQ Incorporated
                                               ------------------
                                                  (Registrant)


Date: June 28, 2000                  By: /s/ Kenneth. K. Kreider
      -------------                     ----------------------------------------
                                             Kenneth K. Kreider
                                             Senior Vice President - Finance and
                                             Chief Financial Officer






The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report included in this filing to be signed on their behalf by the undersigned, hereunto duly authorized.

                                             MEDIQ Incorporated
                                             Employees' Savings Plan
                                                     (Plan)


Date:  June 28, 2000                 By: /s/ Kenneth K. Kreider
       -------------                    ----------------------------------------
                                             Kenneth K. Kreider
                                             Senior Vice President - Finance and
                                             Chief Financial Officer
                                             MEDIQ Incorporated

INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 33-16802 of MEDIQ Incorporated on Form S-8 of our report dated June 16, 2000, appearing in this annual report on Form 11-K of MEDIQ Incorporated Employees' Savings Plan for the plan year ended December 31, 1999.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 28, 2000